UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31192A / July 29, 2014

In the Matter of

JANUS INVESTMENT FUND
JANUS ASPEN SERIES
JANUS CAPITAL MANAGEMENT LLC

151 Detroit Street
Denver, CO 80206

(File No. 812-14294)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Janus Investment Fund, *et al.* filed an application on March 31, 2014, and an amendment to the application on June 2, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order would permit applicants to enter into and materially amend subadvisory agreements without shareholder approval and also would grant relief from certain disclosure requirements.

On July 2, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31145). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Janus Investment Fund, *et al.* (File No. 812-14294) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary